BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

December 1, 2022

BNY Mellon Municipal Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation – BNY Mellon AMT-Free Municipal Bond Fund

To Whom It May Concern:

Effective December 30, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon AMT-Free Municipal Bond Fund, (the "Fund"), a series of BNY Mellon Municipal Funds, Inc. (the "Company"), as follows:

Until December 30, 2023, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the Fund so that the total annual fund operating expenses of none of the classes of the Fund (excluding Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, interest expenses, commitment fees on borrowings and extraordinary expenses) exceed 0.45%. On or after December 30, 2023, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser, to increase the net amounts shown and may only be terminated prior to December 30, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

        James Bitetto

         Secretary

Accepted and Agreed To:

BNY MELLON MUNICIPAL FUNDS, INC.

On Behalf of BNY Mellon AMT-Free Municipal Bond Fund

By: /s/ James Windels

        James Windels

        Treasurer